Sub-Item 77C:  Matters Submitted to a Vote of Security Holders

Annual meeting of shareholders held on December 4, 2012 and was adjourned until December 27, 2012

The Fund held an annual meeting of shareholders (the “Meeting”) on December 4, 2012 and was adjourned until December 27, 2012 to vote on the following matters:

(1)
(a) To elect four Directors to the Fund’s Board of Directors, to be elected by the holders of the Fund’s common stock and preferred stock, voting together as a single class, to serve until the Annual Meeting of Stockholders in 2013 and until their successors are elected and qualified; (b) To elect two Directors to the Fund’s Board of Directors, to be elected by the holders of the Fund’s preferred stock, voting as a separate class, to serve until their successors have been duly elected and qualified; and

(2)
To instruct the Adviser to vote proxies received by the Fund from any closed-end investment company in the Fund’s portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company’s market price as compared to its net asset value.

Quorum
Common Stock
The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes entitled to be cast at the Meeting (i.e., the presence of a majority of the shares outstanding on the record date of October 19, 2012) was necessary to constitute a quorum for the transaction of business.  At the Meeting, the holders of approximately 90.67% of the common stock outstanding as of the record date were represented in person or by proxy (6,174,785 votes), thus constituting a quorum for the matters to be voted upon by all shareholders at the Meeting.

The actual voting results for the agenda items were as follows:

Proposal to elect James Chadwick as a director:

FOR	% of Quorum	% of O/S	WITHHELD
6,069,017	98.29%	89.12%	102,872

Proposal to elect Andrew Dakos as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,799,179	93.92%	85.16%	372,710

Proposal to elect Gerald Hellerman as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,793,692	93.83%	85.08%	378,197

Proposal to elect Charles C. Walden as a director:

FOR	% of Quorum	% of O/S	WITHHELD
6,057,646	98.10%	88.95%	114,243

Preferred Stock
The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes entitled to be cast at the Meeting (i.e., the presence of a majority of the shares outstanding on the record date of October 19, 2012) was necessary to constitute a quorum for the transaction of business.  At the Meeting, the holders of approximately 96.65% of the preferred stock outstanding as of the record date were represented in person or by proxy (723,993 votes), thus constituting a quorum for the matters to be voted upon by all shareholders at the Meeting.

Proposal to elect Phillip Goldstein as a director:

FOR	% of Quorum	% of O/S	WITHHELD
699,921	96.68%	93.44%	24,072

Proposal to elect Ben Harris as a director:

FOR	% of Quorum	% of O/S	WITHHELD
721,870	99.71%	96.37%	2,123

Proposal to instruct the Adviser to vote proxies received by the Fund from any closed-end investment company in the Fund’s portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company’s market price as compared to its net asset value.

FOR	% of Quorum	% of O/S	WITHHELD
2,233,691	97.22%	32.80%	38,582

*O/S = outstanding shares